Exhibit 99.1

NEWS RELEASE

Fortuna brings forward filing time of its third quarter 2023 financial results to before market open on November 8, 2023

Vancouver, November 6, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will now release its unaudited financial statements and MD&A for the third quarter 2023 on Wednesday, November 8, 2023, before market open. Previously, the Company announced it would release after market close.

The conference call to discuss the financial and operational results will still be held on Thursday, November 9, 2023, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/49330 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, November 9, 2023
Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062
Dial in number (International): +1.973.528.0011
Access code: 101879

Replay number (Toll Free): +1.877.481.4010
Replay number (International): +1.919.882.2331
Replay passcode: 49330

Playback of the earnings call will be available until Thursday, November 23, 2023. Playback of the webcast will be available until Saturday, November 9, 2024. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube